Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 6, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2215

Balanced Income Builder Portfolio, Series 39

File Nos. 333-262849 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2215, filed on February 18, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 39 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in the common stocks of non-U.S. companies, including those located in emerging markets, and real estate investment trusts. Please add risk disclosure regarding these securities to the “Principal Risks” section.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.       The “Principal Investment Strategy” section states that the exchange-traded funds included in the trust’s portfolio may invest in mortgage-backed securities, senior loans, municipal bonds, Treasury bonds, preferred securities and floating rate securities. To the extent that the trust invests in exchange-traded funds that invests in these securities, please risk disclosure regarding these securities.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in exchange-traded funds that invest substantially all of their assets in one of these asset classes, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Investment Summary — Principal Risks

3.       The “Principal Investment Strategy” section states that the trust may invest in the common stocks of small-capitalization companies. Please add this disclosure to the risk factor on page 9.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in small-capitalization securities, the trust will add that language to the existing risk factor.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By   /s/ Morrison C. Warren
Morrison C. Warren